

May 7, 2013

Via Email
Frank T. Connor
Executive Vice President and Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

      Re: Textron Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 15, 2013
              Form 10-Q for the Quarterly Period Ended March 30, 2012
              Filed April 25, 2013
              File No. 001-05480

Dear Mr. Connor:

     We have reviewed your response letter dated May 1, 2013 and have the following comments.

     Please respond to this letter within 10 business days as requested below. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 30, 2013

Liquidity and Capital Resources, page 27

1. In the analysis of the operating cash flows of the manufacturing group and on a consolidated basis, please quantify each factor identified so that investors may understand the relative magnitude of each. For example, you identify annual incentive compensation payments, certain deferred compensation payments, increase in commercial finished goods, growth in spares in connection with delayed deliveries and delayed progress payments without quantification of the associated amounts.

2. Please ensure your analysis of the variance in operating cash flows between comparable periods substantially accounts for the variance. For example, for the manufacturing group you report an increase in cash used for operating activities of $291 million between 2013 and 2012, but the factors identified appear to net to $30 million of cash provided. In regard to the consolidated cash flows from continuing operations, you report an increase in cash used for operating activities of $142 million between 2013 and 2012, but

the sum of the factors identified appear to amount to only $69 million. Also, we note the effect of taxes refunded/paid on the operating cash flows of each of the manufacturing and finance groups, but it is not clear the effect that such had on a consolidated basis. Please tell us and disclose all material factors that contributed to the net variances noted above and the effect on a consolidated basis of cash flows in regard to taxes.

3. You disclose that the increase between 2013 and 2012 in cash used in operating activities of the manufacturing group and on a consolidated basis was due in part to higher inventories at Bell largely due to an increase in commercial finished goods in support of sales. W note that the 2013 revenues of the other divisions within Bell decreased relative to the first quarter of 2012 in an aggregate amount in excess of the increase in revenues of the commercial division. Please clarify for us and in your disclosure the overall impact of sales of Bell in regard to the variance in cash used for operating activities as it relates to inventories.

4. Please tell us and disclose your expectations in regard to whether your cash flows of operating activities will be positive for fiscal 2013, the expected timing of such and the basis for your belief.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief